UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41559

Robo.ai Inc.

(Registrant’s Name)

Meydan Grandstand, 6th floor

Meydan Road, Nad Al Sheba

Dubai

United Arab Emirates

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into Amendment to Securities Purchase Agreement for Convertible Note Facility and Issuance of Third Note

As previously reported, on December 10, 2025, Robo.ai Inc., a Cayman Islands exempted company (the “Company”), entered into that certain securities purchase agreement (the “Securities Purchase Agreement”) with a certain institutional investor (the “Note Investor”), pursuant to which the Company agreed to issue and sell, and the Note Investor agreed to purchase, in multiple closings, subject to the satisfaction or waiver of certain closing conditions, a new series of senior convertible notes of the Company in an aggregate original principal amount of up to $80.0 million (the “Notes”), which Notes are convertible into the Company’s Class B ordinary shares, par value $0.002 per share (the “Class B Ordinary Shares”), at a purchase price of $920 per $1,000 of principal amount.

On June 5, 2026, the Company and the Note Investor entered into an amendment (the “SPA Amendment”) to the Securities Purchase Agreement to revise the principal amount of, and closing conditions for, the issuance of the Third Note (as defined in the Securities Purchase Agreement) and to add the issuance of an additional specified principal amount of Notes upon the satisfaction of certain conditions (such Note, the “Fourth Note”) as described herein.

Pursuant to the SPA Amendment, on June 5, 2026, the Company issued the Third Note in the principal amount of $2.0 million for aggregate gross proceeds of $1.84 million. Also pursuant to the SPA Amendment, the Company and the Note Investor agreed that following (i) the effective date of the registration statement covering the resale of all of the Class B Ordinary Shares issuable upon conversion or otherwise pursuant to the terms of the Third Note and Fourth Note and (ii) the Company’s receipt of written notice from the Nasdaq Stock Market LLC (the “Nasdaq”) that the Company is in compliance with all continued listing requirements of the Nasdaq, the Company will issue and sell, and the Note Investor will, purchase a Fourth Note in an aggregate principal amount of $11.0 million, subject to the satisfaction or waiver of certain closing conditions. The aggregate principal amount of Notes that may be issued and sold pursuant to the Securities Purchase Agreement remains unchanged as a result of the SPA Amendment.

The issuance and sale of the Third Note was not, and the issuance and sale of any other Notes and the Class B Ordinary Shares issuable upon conversion or otherwise pursuant to the terms of the Notes have not been, registered under the Securities Act of 1933, as amended (the “Securities Act”), and was and will be made in reliance on the private offering exemption provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

The foregoing description of the Third Note and the SPA Amendment does not purport to be complete and is qualified in its entirety by reference to the forms of Third Note and the SPA Amendment, copies of which are filed as Exhibit 10.1 and 10.2, respectively, to this Report of Foreign Private Issuer on Form 6-K and incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
10.1	Form of Third Note
10.2	Form of First Amendment to Securities Purchase Agreement, dated as of June 5, 2026, by and between Robo.ai Inc. and the Note Investor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2026	Robo.ai Inc.

	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer